Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended June 30, 2007	Year Ended December 31
		2006	2005	2004	2003	2002
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$662	$1,025	$926	$1,042	$847	$(27)
Plus:
Fixed charges exclusive of capitalized interest	74	137	129	132	153	168
Amortization of capitalized interest	4	8	9	10	10	11
Adjustments for equity affiliates	0	16	20	6	3	6

Total	$740	$1,186	$1,084	$1,190	$1,013	$158

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$45	$83	$81	$90	$107	$128
Rentals—portion representative of interest	29	54	48	42	46	40

Fixed charges exclusive of capitalized interest	74	137	129	132	153	168
Capitalized interest	5	7	5	3	3	5

Total	$79	$144	$134	$135	$156	$173

Ratio of earnings to fixed charges	9.4	8.2	8.1	8.8	6.5	—

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$—	$(15)